FORM U-7D
                        CERTIFICATE PURSUANT TO RULE 7(D)
                    PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                 AMENDMENT NO. 3

        The undersigned certify that this certificate accurately summarizes, as required in the instructions hereto, the information requested as to the lease identified herein and the transactions for the financing thereof.


   1.   Lessees public-utility companies:

        The Cleveland Electric Illuminating Company
        P.O. Box 5000
        55 Public Square
        Cleveland, OH  44101

        The Toledo Edison Company
        300 Madison Avenue
        Toledo, OH  43652

   2. Date: The lease to which this certificate relates is dated as of September 30, 1987, as amended as of February 26, 1988.

   2a. Expected date facility will be placed in service: The facility is currently in operation.

   3.   Regulatory authority which has acted on transaction:

        Name:               1.   Public Utilities Commission of Ohio
                            2.   Pennsylvania Public Utility Commission

        Date of Orders:     1.   August 27, 1987
                            2.   September 25, 1987

   4. Initial term of lease: Twenty-nine years and three months from September 30, 1987 (subject to early termination by the lessees under certain circumstances after ten years).

   4a. Renewal options: At the expiration of the lease term, the lessees will have the option to renew the lease for a fixed rate renewal term of not less than two years or for any number of fair market value renewal terms of not less than five years.

   5. Brief Description of facility: The facility is the Bruce Mansfield Plant located in Shippingport, Pennsylvania, jointly owned as tenants in common by The Cleveland Illuminating Company, The Toledo Edison Company, Ohio Edison Company, Pennsylvania Power Company and Duquesne Light Company. The plant consists of three pulverized coal-fired electric generating units and their related common facilities. Two of the units have a capacity of 780 MW each and the third has a capacity of 800 MW.

        In the transaction which is the subject of this certificate, The Cleveland Electric Illuminating Company and the Toledo Edison Company have sold to and leased back from the lessor a 20% undivided interest in their collective interest in the facility.

   6. Manufacturer or supplier: The turbines for all three units were manufactured by the General Electric Company. The boilers for all three units were manufactured by the Foster Wheeler Corporation.

   7. Cost of facility: The cost to the lessor of its undivided interest in the facility was $204,720,000.

   8. Basic rent: The total Basic Rent for the term of the Lease (exclusive of renewals) is $673,324,473.70 (as adjusted as of June 15, 1988). Basic Rent is subject to further adjustment under certain circumstances, none of which are based, directly or indirectly, on revenues or income of the lessees.

   8a. Periodic installments: Basic Rent is payable in periodic installments as set forth in Schedule I to this certificate.

   9. Holder of legal title to facility: Meridian Trust Company, not in its individual capacity but solely as Owner Trustee for Bruce Mansfield 1987 Trust B under a Trust Agreement between it and the beneficial owner named below.

        Address:  35 North 6th Street
                  Reading, Pennsylvania  19601

   10.  Holder of beneficial interest:  DFO Partnership

        c/o Security Pacific Leasing Corporation
        555 California Street
        San Francisco, CA  94104

        Amount Invested:    $30,708,000
        Percent of Equity:  100%

        Effective October 31, 1996, Ford Motor Credit Company, the previous holder of beneficial interest reported in the initial filing of the certificate on Form U-7D, transferred such beneficial interest to DFO Holding Company. Also effective October 31, 1996, DFO Holding Company transferred such beneficial interest to DFO Partnership.

   11. If part or all of the financing is supplied by a loan on which only the principal and interest are payable, state:

        Amount borrowed:    $174,012,000

        Interest rate:      The interest rate on the notes issued by the
                            lessor will be 10.25% per annum with respect to the series due 2003 and 11.125% per annum with respect to the series due 2016. Interest is paid semi-annually in arrears commencing on March 30, 1988.

        Number of lenders:  One.  (The notes are held by CTC Mansfield Funding
                            Corporation, which in turn issued its Secured Lease Obligation Bonds to the public in a registered public offering.)

        Terms of
        Repayment:          The repayment of the notes will be in accordance
                            with the amortization schedule set forth in
                            Schedule II-A (series due 2003) and Schedule II-B
                            (series due 2016) to this certificate.

   Date executed:  November 15, 1996

   Signature of holder of legal title:

                            MERIDIAN TRUST COMPANY, not in its individual capacity but solely as owner trustee for Bruce Mansfield 1987 Trust B under a Trust Agreement between it and the beneficial owner named herein.


                            By:  /s/ Richard Smith
                            Title:  Vice President

   Date executed:  November 15, 1996

   Signature of holder of beneficial interest:

                                 DFO PARTNERSHIP

                                 By:  Security Pacific Leasing Corporation,
                                        its managing general partner


                                 By:  /s/ Steven Jacobs
                                 Title:  Vice President


                                    SCHEDULE I
     Basic Rent Payment Date                                    Amount

     September 30, 1988                                    $  9,434,793.75
     March 30, 1989                                          11,020,633.30
     September 30, 1989                                       9,434,793.75
     March 30, 1990                                          11,020,633.30
     September 30, 1990                                       9,434,793.75
     March 30, 1991                                          11,020,633.30
     September 30, 1991                                       9,434,793.75
     March 30, 1992                                          11,020,633.30
     September 30, 1992                                       9,434,793.75
     March 30, 1993                                          11,020,633.30
     September 30, 1993                                       9,434,793.75
     March 30, 1994                                          11,020,633.30
     September 30, 1994                                       9,434,793.75
     March 30, 1995                                          11,020,633.30
     September 30, 1995                                       9,434,793.75
     March 30, 1996                                          11,020,633.30
     September 30, 1996                                       9,434,793.75
     March 30, 1997                                          11,020,633.30
     September 30, 1997                                       9,434,793.75
     March 30, 1998                                          11,020,633.30
     September 30, 1998                                       9,434,793.75
     March 30, 1999                                          15,566,283.75
     September 30, 1999                                       9,121,553.75
     March 30, 2000                                          15,879,523.75
     September 30, 2000                                       8,776,180.00
     March 30, 2001                                          16,224,897.50
     September 30, 2001                                       8,395,443.75
     March 30, 2002                                          16,605,633.75
     September 30, 2002                                       7,975,655.00
     March 30, 2003                                          35,457,298.76
     September 30, 2003                                       6,569,201.25
     March 30, 2004                                          18,431,876.25
     September 30, 2004                                       6,569,201.25
     March 30, 2005                                          18,431,876.25
     September 30, 2005                                       6,569,201.25
     March 30, 2006                                          18,431,876.25
     September 30, 2006                                       6,569,201.25
     March 30, 2007                                          17,472,701.37
     September 30, 2007                                       7,528,376.13
     March 30, 2008                                          17,182,710.11
     September 30, 2008                                       7,818,367.39
     March 30, 2009                                          17,510,069.97
     September 30, 2009                                       7,491,007.53
     March 30, 2010                                          17,863,297.16
     September 30, 2010                                       7,137,780.35
     March 30, 2011                                          18,243,200.69
     September 30, 2011                                       6,757,876.82
     March 30, 2012                                          18,651,284.11
     September 30, 2012                                       6,349,793.39
     March 30, 2013                                          19,090,366.43
     September 30, 2013                                       5,910,711.08
     March 30, 2014                                          22,991,401.88
     September 30, 2014                                       2,009,675.63
     March 30, 2015                                          24,014,290.00
     September 30, 2015                                         986,787.50
     March 30, 2016                                          18,544,961.25

     September 30, 2016                                         205,846.87

                                    SCHEDULE II-A
     Period                                                     Amount

     September 30, 1988                                              $0.00
     March 30, 1989                                                   0.00
     September 30, 1989                                               0.00
     March 30, 1990                                                   0.00
     September 30, 1990                                               0.00
     March 30, 1991                                                   0.00
     September 30, 1991                                               0.00
     March 30, 1992                                                   0.00
     September 30, 1992                                               0.00
     March 30, 1993                                                   0.00
     September 30, 1993                                               0.00
     March 30, 1994                                                   0.00
     September 30, 1994                                               0.00
     March 30, 1995                                                   0.00
     September 30, 1995                                               0.00
     March 30, 1996                                                   0.00
     September 30, 1996                                               0.00
     March 30, 1997                                                   0.00
     September 30, 1997                                               0.00
     March 30, 1998                                                   0.00
     September 30, 1998                                               0.00
     March 30, 1999                                           6,112,000.00
     September 30, 1999                                               0.00
     March 30, 2000                                           6,739,000.00
     September 30, 2000                                               0.00
     March 30, 2001                                           7,429,000.00
     September 30, 2001                                               0.00
     March 30, 2002                                           8,191,000.00
     September 30, 2002                                               0.00
     March 30, 2003                                          27,443,000.00

                                    SCHEDULE II-B
     September 30, 1988                                              $0.00
     March 30, 1989                                                   0.00
     September 30, 1989                                               0.00
     March 30, 1990                                                   0.00
     September 30, 1990                                               0.00
     March 30, 1991                                                   0.00
     September 30, 1991                                               0.00
     March 30, 1992                                                   0.00
     September 30, 1992                                               0.00
     March 30, 1993                                                   0.00
     September 30, 1993                                               0.00
     March 30, 1994                                                   0.00
     September 30, 1994                                               0.00
     March 30, 1995                                                   0.00
     September 30, 1995                                               0.00
     March 30, 1996                                                   0.00
     September 30, 1996                                               0.00
     March 30, 1997                                                   0.00
     September 30, 1997                                               0.00
     March 30, 1998                                                   0.00
     September 30, 1998                                               0.00
     March 30, 1999                                                   0.00
     September 30, 1999                                               0.00
     March 30, 2000                                                   0.00
     September 30, 2000                                               0.00
     March 30, 2001                                                   0.00
     September 30, 2001                                               0.00
     March 30, 2002                                                   0.00
     September 30, 2002                                               0.00
     March 30, 2003                                                   0.00
     September 30, 2003                                               0.00
     March 30, 2004                                                   0.00
     September 30, 2004                                               0.00
     March 30, 2005                                                   0.00
     September 30, 2005                                               0.00
     March 30, 2006                                                   0.00
     September 30, 2006                                               0.00
     March 30, 2007                                           4,962,000.00
     September 30, 2007                                               0.00
     March 30, 2008                                           8,787,000.00
     September 30, 2008                                               0.00
     March 30, 2009                                           8,974,000.00
     September 30, 2009                                               0.00
     March 30, 2010                                           9,634,000.00
     September 30, 2010                                               0.00
     March 30, 2011                                          10,345,000.00
     September 30, 2011                                               0.00
     March 30, 2012                                          11,108,000.00
     September 30, 2012                                               0.00
     March 30, 2013                                          11,928,000.00
     September 30, 2013                                               0.00
     March 30, 2014                                          16,231,000.00
     September 30, 2014                                               0.00
     March 30, 2015                                          18,389,000.00
     September 30, 2015                                               0.00
     March 30, 2016                                          17,545,000.00
     September 30, 2016                                         195,000.00